 **Morgan**

2nd May 2007

RECEIVED

2007 MAY -7

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Fir
Division of Corporation Finance
Securities and Exchange Commissic.
450 Fifth Street, N.W.
Washington, DC 20549



07023283

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED

MAY 1 0 2007

**THOMSON
FINANCIAL**

Paul Andrew Boulton
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773
I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement



Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:08 02-May-07
Number	0066W

The Morgan Crucible Company plc announces that on 2 May 2007 it purchased for cancellation from Citigroup Global Markets Limited 100,000 ordinary shares at an average price of 282.16 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 285,470,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 285,470,142.

The above figure 285,470,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:
The Morgan Crucible Company plc   01753 837 000
Paul Boulton

END

[Close]

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	11:08 02-May-07
Number	9481V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (N) Disclosure for transparency purposes

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Ltd

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
26 April 2007

6. Date on which issuer notified:
30 April 2007

7. Threshold(s) that is/are crossed or reached:
12%

8. Notified details:
Standard Life Investments Ltd acquired 3,229,453 shares

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)

	Number of shares	Number of voting Rights (viii)
GB0006027295	32,960,646	32,960,646

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting right	
	Direct	Direct	Indirect	Direct	Indirect
	24,766,327	24,766,327	11,423,772	8.661%	3.995%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
36,190,099	12.657%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Ltd

Proxy Voting:

10. Name of the proxy holder:
……..

11. Number of voting rights proxy holder will cease to hold:
…………..

12. Date on which proxy holder will cease to hold voting rights:
…………..
13. Additional information:

14. Contact name:
Mr Paul Andrew Boulton
Company Secretary

15. Contact telephone number:
01753 837000

END

Regulatory Announcement

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:08 01-May-07
Number	9126V

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 1 May 2007 it purchased for cancellation from Citigroup Global Markets Limited 250,000 ordinary shares at an average price of 280.25 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 285,570,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 285,570,142.

The above figure 285,570,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:
The Morgan Crucible Company plc   01753 837 000
Paul Boulton

END

Close

END